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                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUES
                   FILED PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              DCB Financial Corp.
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             (Exact name of registrant as specified in its charter)

            Ohio                                                31-1469837
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(State of other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

  41 N. Sandusky Street, Delaware, Ohio                           43015
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(Address of principal executive officers)                       (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered
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                                 Not Applicable
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       Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
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                                (Title of class)


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ITEM 1:  GENERAL INFORMATION

(a) Registrant was organized on June 13, 1996, as a corporation, incorporated in the State of Ohio.

(b)    Registrant's fiscal year ends December 31.

ITEM 2:  TRANSACTION OF SUCCESSION

(a) The Delaware County Bank & Trust Company, Delaware, Ohio (the "Bank")was the predecessor to Registrant. The Bank filed periodic reports under the Securities Exchange Act of 1934 with the Federal Deposit Insurance Corporation.

(b) The Registrant is, as of March 14, 1997, the sole shareholder of The Delaware County Bank & Trust Company. This was accomplished through an interim bank merger/holding company formation whereby shareholders of the Bank exchanged their Bank shares for shares in the Registrant at the ratio of three (3) shares of the Registrant's common stock for each share of Bank stock.

ITEM 3:  SECURITIES TO BE REGISTERED

Registrant currently has 7,500,000 shares authorized and 4,273,200 issued and outstanding.

ITEM 4:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Registrant incorporates by reference, the Description of Securities set forth in the Form S-4 Registration Statement, File No. 333-15579, effective January 10, 1997, as amended. (See "DESCRIPTION OF COMMON STOCK--COMPARATIVE RIGHTS, General, Voting Rights, Antitakeover Measures, Right of Redemption, Liquidation Rights, Preemptive Rights, Dissenters' Rights, Cumulative Voting, Indemnification, Dividend Rights, Transfer and Accessibility, "REPORTS" and "ADDITIONAL INFORMATION.")

ITEM 5:  FINANCIAL STATEMENTS AND EXHIBITS

(a) The capital structure and balance sheet of the registrant immediately after the succession are substantially the same as those of the Bank as predecessor and, therefore, no financial statements are required. However, audited Financial Statements of The Delaware County Bank & Trust Company, the predecessor in interest to Registrant, for the year ended December 31, 1996, are included as an attachment to the Annual Report of the Bank, included as Exhibit 99.A.

(b)    Exhibits:

1. The Merger Agreement dated as of December 31, 1996, between The Delaware County Bank & Trust Company and Delaware Interim Bank and joined in by registrant as a third party thereto is attached as Appendix I to the Proxy Statement/Prospectus of The Delaware


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       County Bank & Trust Company included as an exhibit to the S-4
       Registration Statement of registrant, File No. 333-15579 effective January 10, 1997, incorporated herein.

2. Prospectus of The Delaware County Bank & Trust Company dated February 26, 1997- included as a part of the Registrant's Form S-4, File No. 333-15579, and incorporated herein.

3.     3(a).      Registrant's Articles of Incorporation (Exhibit 3).*
       3(b).      Registrant's Code of Regulations (Exhibit 3).*

       *Incorporated by reference from Registrant's Form S-4, File No. 333-15579 effective January 10, 1997.

4.     Additional Exhibits:

       10. Material Contracts. Employment Agreements between The Delaware County Bank & Trust Company and Larry D. Coburn, President and Chief Executive Officer (dated August 14, 1995) and Larry E. Westbrook, Senior Vice President and Cashier (dated April 12, 1990).

       21. Subsidiaries of the Registrant. The only subsidiary of the Registrant is The Delaware County Bank & Trust Company.

       27.        Financial Data Schedule.

       99.A.      Annual Report to Shareholders of The Delaware County Bank &
       Trust Company, including audited financial statements of The Delaware County Bank & Trust Company for the year ended December 31, 1996.

       99.B.      Form F-2 Annual Report of The Delaware County Bank & Trust
       Company as filed with the Federal Deposit Insurance Corporation.

       99.C.      Proxy Statement and Proxy of Registrant delivered to
       Shareholders in connection with Annual Meeting to be held May 21, 1997.


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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DCB Financial Corp.
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                                                           (Registrant)

Date: April 15, 1997                         /s/ LARRY D. COBURN
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                                             By:  Larry D. Coburn
                                             Its:  President